FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2008
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Cancellation of Stock options Granted
2.	Decision on Extending Trust Contract for share Repurchase
3.	Other Material Matters of Management
4.	Change of CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	April 11, 2008	By:	/s/ NamJu Kim
			Name:	NAM JU KIM
			Title:	Chief Executive Officer

item 1

Cancellation of Stock Options Granted

Number of Grantees Cancelled	Concerned Company's employee and director	1
	Affiliated Companies' employee and director	1
2. Number of Shares Cancelled	Common Shares	4,000
	Preferred Shares	-
3. Stock Option Granted after this Cancellation	Common Shares	252,800
	Preferred Shares
4. Reasons for Cancellation		Retirement from a company
5. Date of Board of Directors’ Resolution (Decision Date)		04/10/2008
- Outside Directors in Attendance	Number Present	3
	Number Absent	-
- Auditors (members of audit committee) in Attendance		Attend

6. Others

[ Details of Cancellation by Grantees ]

Grantees	Relationship	Number of Shares Cancelled		Remarks
		Common Shares	Preferred Shares
Lim, ShinMook	Employee	3,000	0
Kim, Juile S	Affiliated Employee	1,000	0

item 2

Decision on Extending Trust Contract for Share Repurchase

1. Contract Amount(KRW)		Before Extention	7,880,122,992
		After Extention	7,880,122,992
2. Extension Period		from	04/12/2008
		to	10/10/2008
3. Purpose of Extension			Stabilization of stock price
4. The Other Party to the Contract			Hana Bank
5. Scheduled Extension Contract Date			04/11/2008
6. Treasury Stock Holdings before Extension	Number of Shares Directly Held	Common Shares	511,700	Holding Ratio (%)	3.94
		Preferred Shares	-	Holding Ratio (%)	-
	Number of Shares Indirectly Held through Trust Contracts, etc.	Common Shares	551,614	Holding Ratio (%)	4.25
		Preferred Shares	-	Holding Ratio (%)	-
7. Date of Board of Directors’ Resolution (Decision Date)			04/10/2008
- Outside Directors in Attendance		Number Present	3
		Number Absent	0
- Auditors (members of audit committee) in Attendance			Attend

8. Others

item 3
Other Material Matters of Management

1.Purpose of Submit	Change of License Contract
2.Material Issues
Before Amendment of Contract
Subject	Overseas game development and publishing contract
Content	1. Subject of Contract	Real Time Worlds (RTW), England
	2. Name of Game	All Points Bulletin
	3. Contract Period	5 years after commercialization
	4. Terms of Contract	(1) pay 10% of online revenue and 20% of package revenue to RTW (2) During the 2 years development period, pay development costs in installments for pre-paid royalty purposes.
	5. Other	-
After Amendment of Contract
Subject	Overseas game development and publishing contract
Content	1. Subject of Contract	Real Time Worlds (RTW), England
	2. Name of Game	All Points Bulletin
	3. Contract Period	3 years after commercialization
4. Terms of Contract
(1) For clarity, upon the  Effective Date, all rights and licenses granted in the License Agreements shall immediately terminate and Webzen shall have no further rights or licenses with respect to the Game
(2) RTW shall pay to Webzen fifteen percent (15%) of the Net Receipts actually received by RTW during the three (3) year period immediately following the first Commercial Release of the Game in any country and Webzen will retrieve some of the development cost at the first year.

	5. Other	- Regarding any and all confidential contract with RTW, detail information will not be opened to the public
3.Date of BOD Resolution	04/10/2008
4.Other

item 4
Change of CFO

1. Details of Change	Current CFO	Kim, Won Seon
	New CFO	Kim, Hyung-Cheol
2. Reasons for Change		.Kim,Won Seon voluntarily resigned and Kim,Hyung-Cheol was newly appointed as Chief Financial Officer
3. Date of Change		04/10/2008
4. Date of Board of Directors’ Resolution		04/10/2008
- Outside Directors in Attendance	Number Present	3
	Number Absent	-
- Auditors (members of audit committee) in Attendance		Attend

【Profile of the Newly Appointed CFO】

Name	Relationship to Majority Shareholder	Professional Background	Remark
Kim, Hyung Cheol	None	- Daum Communication(2004~2006) - KPMG Accounting Firm(1996~1997, 2001~2004)	CPA